Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long and Rufus Decker

Re:	BioAmber Inc.
Amendment No. 13 to Registration Statement on Form S-1
Filed April 10, 2013
File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) to Pamela A. Long and Rufus Decker of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 13 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on April 10, 2013 (the “Registration Statement”), and includes updated responses to certain comments in the letter dated December 9, 2011 from the Staff of the Commission to Jean-François Huc, President and Chief Executive Officer of the Company. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin K. Jaskot, Craig E. Slivka and Nudrat Salik of the Commission.

The Company advises the Staff that Exhibits 10.33, 10.34, 10.37, 10.42, 10.50 and 10.58 were filed in connection with Amendment No. 13 to the Registration Statement (“Amendment 13”). Such Exhibits contain the changes with respect to the Company’s amendment to the Fourth Amended and Restated Application for Confidential Treatment pursuant to 17. C.F.R. §200.80(b)(4) submitted to the Staff in a letter dated April 8, 2013.

Comment No. 51 in the letter dated December 9, 2011 from the Staff of the Commission

If a stock split will occur immediately prior to this offering, we remind you to revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 10, 2013

preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Company’s Board of Directors approved a 35-for-1 forward stock split on April 10, 2013. The purpose of the stock split is to target an appropriate initial price per share of the Company’s common stock in connection with the pricing of the offering covered by the Registration Statement. In Amendment 13 the Company has revised the financial statements and disclosures throughout the Registration Statement to give retroactive effect to the stock split, and has filed a Draft Independent Registered Chartered Accountants report with a preface to the draft report stating the reason for the draft report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated and unrestricted Independent Registered Chartered Accountants report will be included in the filing prior to effectiveness.

Comment No. 52 in the letter dated December 9, 2011 from the Staff of the Commission

Please provide us with an analysis of all equity issuances since October 1, 2010 as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

•	Indicate whether the fair value was contemporaneous or retrospective.

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 10, 2013

RESPONSE: The underwriters have provided the Company with an indicative fully-diluted post-money valuation of $300-350 million. Even the top of this valuation range is below the valuation of the Company based on its two most recent private financings on November 4, 2011 and February 6, 2012 (the “Last Financings”). On November 4, 2011, the Company issued an aggregate of 20,061 shares of common stock in a private placement at a per share price of $997.00 for aggregate consideration of approximately $20 million, while on February 6, 2012, the Company issued an aggregate of 10,030 shares of common stock in a private placement at a per share price of $997.00 for aggregate consideration of approximately $10 million. The post-money valuation of the Company following the Last Financings was $390 million. In the sixteen months since November 3, 2011, the Company has granted all stock options at $997.00 per share. Accordingly, the Company expects that all options granted since November 3, 2011 will have exercise prices in excess of the mid-point of the expected price range.

The Company previously provided a table summarizing all equity issuances and valuations of the Company between October 1, 2010 to June 27, 2011 in its letter dated December 21, 2011 to Pamela A. Long of the Staff and a table summarizing all equity issuances and valuations of the Company between June 28, 2011 and the present in its letter dated April 5, 2013 to Pamela A. Long of the Staff.

If you require additional information, please telephone either Jocelyn M. Arel, Esq. at (617) 570-1067 or the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

cc:	Jean-François Huc, BioAmber Inc.

Andrew Ashworth, BioAmber Inc.

Jocelyn M. Arel, Esq., Goodwin Procter LLP

Angelo Bracaglia, Deloitte LLP